                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            COMPUCOM SYSTEMS, INC.
                        10100 NORTH CENTRAL EXPRESSWAY
                              DALLAS, TEXAS 75231


Registrant's telephone number, including area code (214) 265-3600

SIGNATURE
- ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      COMPUCOM SYSTEMS, INC.
                                      401(k) MATCHED SAVINGS PLAN



Date:       June    , 1996            By:   /s/   Robert J. Boutin
      ------------------------------      -------------------------------
                                      Robert J. Boutin
                                      Senior Vice President-Finance

                            COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN


                               Table of Contents
                               -----------------


Independent Auditors' Report

Statement of Net Assets Available for Benefits as of
  December 31, 1995

Statement of Net Assets Available for Benefits as of
  December 31, 1994

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1995

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1994

Notes to Financial Statements

                                                                        Schedule
                                                                        --------

Item 27a - Schedule of Assets Held for Investment Purposes as of
  December 31, 1995                                                         I

Item 27d - Schedule of Reportable Transactions for the year ended
  December 31, 1995                                                         II

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:


We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              KPMG Peat Marwick LLP


Dallas, Texas
June 19, 1996

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1995


                                                         Guaranteed   CompuCom    Fidelity    Fidelity     Scudder
                                                         Long-term      Stock     Magellan    Puritan    International
                                                           Fund         Fund        Fund        Fund       Bond Fund         Totals
                                                           ----         ----        ----        ----       ---------         ------
Assets
   Investments (note 3):
      Funds with an insurance company, at
       contract value                                    $3,109,496           -           -           -           -       3,109,496
      CompuCom Systems, Inc. common stock, at fair
       value (618,904 shares; cost of $2,330,291)                 -   5,879,588           -           -           -       5,879,588
      Fidelity Magellan Fund, at fair value
       (48,684 units; cost of $3,891,192)                         -           -   4,185,816           -           -       4,185,816
      Fidelity Puritan Fund, at fair value
       (1,165,449 units; cost of $2,840,978)                      -           -           -   2,814,291           -       2,814,291
      Scudder International Bond Fund, at
       fair value (26,235 units; cost
       of $301,734)                                               -           -           -           -     300,656         300,656
      Participant loans (unpaid principal
       balance approximates fair value)                     173,178           -           -           -           -         173,178

   Cash                                                      67,819     103,468     128,713      89,495      15,915         405,410

   Receivables:
      Employer's contributions                              161,406     173,262     302,336     237,224      41,978         916,206
      Employees' contributions                               18,015      18,647      35,200      25,548       6,597         104,007
                                                         ----------   ---------   ---------   ---------     -------      ----------
        Net assets available for
         plan benefits                                   $3,529,914   6,174,965   4,652,065   3,166,558     365,146      17,888,648
                                                         ==========   =========   =========   =========     =======      ==========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1994

                                          Guaranteed     CompuCom     Fidelity      Fidelity           Scudder
                                           Long-term      Stock       Magellan      Puritan         International
                                             Fund          Fund         Fund          Fund            Bond Fund       Totals
                                             ----          ----         ----         -----           ----------       ------
Assets:
  Investments (note 3):
     Funds with an insurance company, at
       contract value                     $ 2,488,279            -             -             -               -      2,488,279
     CompuCom Systems, Inc. common
       stock, at fair value (633,901 shares;
       cost of $1,876,347)                          -    1,980,941             -             -               -      1,980,941
     Fidelity Magellan Fund, at fair value
       (36,093 units; cost of $2,422,347)           -            -     2,411,023             -               -      2,411,023
     Fidelity Puritan Fund, at fair value
       (118,444 units; cost of $1,794,017)          -            -             -     1,754,148               -      1,754,148
     Scudder International Bond Fund, at
       fair value (9,668 units; cost
       of $113,722)                                 -            -             -             -         110,024        110,024
     Participant loans (unpaid principal
       balance approximates fair value)
                                              218,482            -             -             -               -        218,482

Cash                                                -        4,674        19,277        19,386              81         43,418

Receivables:
     Employer's contrubutions                  33,661       35,213        57,662        45,428           7,988        179,952
     Employer's contributions                  80,693       75,044       120,844        93,454          15,983        386,018
                                          -----------    ---------     ---------     ---------         -------      ---------
        Net assets available for
         plan benefits
                                          $ 2,821,115    2,095,872     2,608,806     1,912,416         134,076      9,572,285
                                          ===========    =========     =========     =========         =======      =========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1995

                                          Guaranteed       CompuCom       Fidelity       Fidelity         Scudder
                                          Long-term          Stock        Magellan       Puritan        International
                                             Fund            Fund          Fund           Fund           Bond Fund         Totals
                                             ----            ----          ----           ----           ---------         ------
Additions to plan assets attributed to:
  Employer's contributions              $  161,406         173,262         302,336       237,224            41,978         916,206
  Employees' contributions                 485,862         584,349         921,439       723,568           133,731       2,848,949
                                        ----------       ---------       ---------     ---------           -------      ----------
                                           647,268         757,611       1,223,775       960,792           175,709       3,765,155

  Employee rollovers from
  previous savings plans                    72,026          54,351         189,021       137,395            32,079         484,872


Investment income:
  Interest                                 155,792               -               -             -            14,624         170,416
  Net appreciation in fair value
   of investments                                _       3,993,594         966,316       438,184             2,104       5,400,198
                                        ----------       ---------       ---------     ---------           -------      ----------
         Net investment income             155,792       3,993,594         966,316       438,184            16,728       5,570,614
                                        ----------       ---------       ---------     ---------           -------      ----------
         Total additions                   875,086       4,805,556       2,379,112     1,536,371           224,516       9,820,641

Transfers in (out)                         110,066        (329,617)        127,439        65,153            26,959               _

Withdrawals                               (276,353)       (396,846)       (463,292)     (347,382)          (20,405)     (1,504,278)
                                        ----------       ---------       ---------     ---------           -------      ----------
         Net increase                      708,799       4,079,093       2,043,259     1,254,142           231,070       8,316,363

Net assets available for benefits:
      Beginning of year                  2,821,115       2,095,872       2,608,806     1,912,416           134,076       9,572,285
                                        ----------       ---------       ---------     ---------           -------      ----------
      End of year                       $3,529,914       6,174,965       4,652,065     3,166,558           365,146      17,888,648
                                        ==========       =========       =========     =========           =======      ==========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1994

                                             Guaranteed  CompuCom    Fidelity    Fidelity      Scudder
                                             Long-term    Stock      Magellan     Puritan   International
                                               Fund        Fund        Fund        Fund       Bond Fund     Totals
                                               ----        ----        ----        ----       ---------     ------
Additions to plan assets attributed to:
 Employer's contributions                    $  118,341    124,773     202,986     149,441       7,988      603,529
 Employees' contributions                       409,631    459,197     723,231     523,286      23,629    2,138,974
                                              ---------  ---------   ---------  ---------      -------    ---------
                                                527,972    583,970     926,217     672,727      31,617    2,742,503

 Employee rollovers from
 previous savings plans                          26,786     23,209      53,658      66,355       1,145      171,153

Investment income:
 Interest                                       125,979          -           -           -         754      126,733
 Net depreciation in fair value
  of investments                                      -   (781,786)    (46,529)     24,109      (3,699)    (807,905)
                                              ---------  ---------   ---------  ---------      -------    ---------
   Net investment income                        125,979   (781,786)    (46,529)    24,109       (2,945)    (681,172)
                                              ---------  ---------   ---------  ---------      -------    ---------
   Total additions
    (deductions)                                680,737   (174,607)    933,346    763,191       29,817    2,232,484

Transfers in (out)                             (351,975)   192,869      25,040     29,807      104,259            -

Withdrawals                                    (213,901)  (286,351)   (386,186)  (374,985)           -   (1,261,423)
                                              ---------  ---------   ---------  ---------      -------    ---------
   Net increase (decrease)                      114,861   (268,089)    572,200    418,013      134,076      971,061

Net assets available for benefits:
   Beginning of year                          2,706,254  2,363,961   2,036,606  1,494,403            -    8,601,224
                                              ---------  ---------   ---------  ---------      -------    ---------
   End of year                               $2,821,115  2,095,872   2,608,806  1,912,416      134,076    9,572,285
                                              =========  =========   =========  =========      =======    =========

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1995 and 1994


(1)  Summary of Significant Accounting Policies

     The accompanying financial statements have been prepared on an accrual basis using quoted market for determining fair value of investments or stated contract values. The market values of investment securities are based on closing market quotations or face value which approximates fair value. Funds with the insurance company are recorded at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

     The net increase (decrease) in fair values of investments held during the years ended December 31, 1995 and 1994 (including investments bought, sold, as well as held during the year) is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

     Certain prior period amounts have been reclassified to conform to the December 31, 1995 presentation.

(2)  Description of the Plan

     (a)  General

          The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. (the Company/Employer) who have completed at least 12 months of qualifying service. The Plan, which was adopted by the Company's Board of Directors in October, 1987 and approved by the Company's shareholders in June 1988, became effective January 1, 1988. The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements



          The Company serves as the Plan Administrator; however, the Plan operates under a contract administration whereby an independent third party consulting firm (Consulting Firm) assists the Company in this capacity. The Consulting Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. An independent trustee (The Trustee) makes distributions from a participant's account in accordance with the terms of the Plan document. The Trustee of the Plan was changed on October 1, 1994.

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     (b)  Vesting

          Participants are fully vested in the earnings of their individual contributions to the Plan. Prior to October 1, 1994 the Employer's matching contributions vested 100% after two years of service. Beginning October 1, 1994, the Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12 month period during which an employee has completed 1,000 hours of service.

     (c)  Contributions

          During each year, participants may contribute to the Plan an amount between one percent and ten percent of their total annual compensation (elective contributions). The total 1995 qualified contributions to an individual participant's account may not exceed the lesser of $9,240 ($9,240 in 1994) or 25% of the participant's total compensation. Prior to October 1, 1994, the Company matched 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. Beginning October 1, 1994, the Company will match an additional 25% on each participant's next 2% (over and beyond the first 4%) qualifying contributions. During 1995 and 1994, the Company contributed $916,206 and $603,529, respectively, to participants' accounts.

          Contributions are invested in one or more investment funds, one of which includes the Company's Common Stock. Prior to October 1, 1994, the funds allocated to a participant's account were invested in the Bank's Guaranteed Short-term Account from the date of receipt by the bank to the date the bank remitted the funds. Interest credited on these funds in the Bank's Guaranteed Short-term Account were remitted with the funds to the respective participant's accounts. Beginning October 1, 1994, when the Plan changed Trustees, funds allocated to a participant's account are no longer invested in a Guaranteed Short-term Account. The funds allocated to a participant's account are received by the Trustee in cash and are held in cash until they are invested in the appropriate funds. At December 31, 1995 and 1994, the Plan had $405,410 and $43,418 in cash, respectively.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


     (d)  Participant's Accounts

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participant's nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


     (e)  Withdrawals

          Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

     (f)  Loans to Participants

          Upon written request of a participant and subject to completion of three years of Plan participation, the Plan Administrator, in its sole discretion, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 8% to 12% in 1995.

     (g)  Expenses of Plan

          The costs of the Plan's administrative expenses are paid by the Company.

(3)  Investment Programs

     The participant determines both the amount to be invested and the allocation of the investment to one or more of the investment funds. Allocations to investment funds must be in multiples of 1%. Prior to October 1, 1994, the Participant could change the amount or allocation of investments on a quarterly basis. Beginning October 1, 1994, the Participant may change the amount or allocation of investments monthly, but only once per quarter. The Plan has five investment options at December 31, 1995. The Scudder International Bond Fund was made available to participants on October 1, 1994.

     (a)  Guaranteed Long-term Fund

          Contributions are invested in longer term fixed income securities, such as corporate bonds and commercial mortgages. Funds are recorded at contract value as reported to the Plan by the insurance company. The interest rates for 1995 and 1994 averaged 5.88% and 5.35%, respectively. The declared interest rate as of January 1, 1996 is 5.60%.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements



     (b)  CompuCom Stock Fund

          Contributions are invested in the Company's common stock. The Company has entered into a contractual agreement for the purchase and liquidation of shares of Employer stock.

     (c)  Fidelity Magellan Fund

          Contributions are invested in a pooled fund of common stocks and securities convertible to common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

     (d)  Fidelity Puritan Fund

          Contributions are invested in a pooled fund of a broad list of securities, including common stocks, preferred stocks and bonds, including high-yield, low-quality bonds. The value of this fund depends on the performance of the stocks and bonds in which this fund is invested. The return on this fund may be higher or lower than the return of other funds.

     (e)  Scudder International Bond Fund

          Contributions are invested in a pooled fund primarily investing in debt securities of companies both inside and outside the United States. The value of this fund depends on the performance of the bonds in which this fund is invested. The return on this fund may be higher or lower than the return of other funds.

     The following table presents the fair values of investments that represent 5% or more of the Plan's net assets available for benefits:

                            December 31, 1995           December 31, 1994
                            -----------------           -----------------
                                      Contract                     Contract
                     Units, shares   value/fair   Units, shares   value/fair
  Description        or face value      value     or face value     value
  -----------        -------------   ----------   -------------   ----------
CIGNA Guaranteed
  Long-term Fund        3,109,496   $  3,109,496    2,488,279    $ 2,488,279
CompuCom Systems,
  Inc. common stock       618,904      5,879,588      633,901      1,980,941
Fidelity Magellan Fund     48,684      4,185,816       36,093      2,411,023
Fidelity Puritan Fund      65,449      2,814,291      118,444      1,754,148
Scudder International
  Bond Fund                26,235        300,656        9,668        110,024
                                      ----------                   ---------
                                    $ 16,289,847                 $ 8,744,415
                                      ==========                   =========

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

(4)  Status
     ------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1989 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

                                                                      Schedule I


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


          Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1995

     Identity of issue                    Description of investment        Cost          Current value
     -----------------                    -------------------------        ----          -------------
Guaranteed Long-term Fund:
   CIGNA Insurance Company                     3,109,496 units         $ 3,109,496         3,109,496
   Cash                                                                     67,819            67,819

CompuCom Stock Fund:
   CompuCom Systems, Inc.
    common stock                               618,904 shares            2,330,291         5,879,588
   Cash                                                                    103,468           103,468

Fidelity Magellan Fund:
   Fidelity Magellan Fund                       48,684 units             3,891,192         4,185,816
   Cash                                                                    128,713           128,713

Fidelity Puritan Fund:
   Fidelity Puritan Fund                       165,449 units             2,840,978         2,814,291
   Cash                                                                     89,495            89,495

Scudder International Bond Fund:
   Scudder International Bond
    Fund                                        26,235 units               301,734           300,656
   Cash                                                                     15,915            15,915

Participant loans                        Loans to participants, 8.0
                                            -12%                           173,178           173,178
                                                                       -----------        ----------
                                                                       $13,052,279        16,868,435
                                                                       ===========        ==========


See accompanying independent auditors' report.

                                                                   Schedule II


                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions
                      for the year ended December 31, 1995



                                                                                                                Current
                                                                                          Expense               value of
                                              Aggregate                                  incurred      Cost     asset on      Net
                              Description     number of   Purchase    Selling  Lease       with         of    transaction    gain
Identity of party involved   of transaction  transactions   price      price   rental    transaction   asset      date      (loss)
- --------------------------   --------------  ------------ ---------    ------  ------    ----------- ---------  ---------   ------
Purchases:
  CompuCom Stock Fund      Common stock fund      38     $1,958,132         -       -           -    1,958,132  1,958,132        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======
  Fidelity Magellan Fund   Common stock fund      56     $2,603,051         -       -           -    2,603,051  2,603,051        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======
  Fidelity Puritan Fund    Variable security      55     $1,917,823         -       -           -    1,917,823  1,917,823        -
                            fund                  ==     ==========   =======      ==          ==    =========  =========   ======
  Cigna Guaranteed Fund    Insurance contract     32     $1,745,751         -       -           -    1,745,751  1,745,751        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======

Sales:
  CompuCom Stock Fund      Common stock fund      26     $        -   639,780       -           -      639,780    639,780        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======
  Fidelity Magellan Fund   Common stock fund      32     $        -   385,945       -           -      385,945    385,945        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======
  Cigna Guaranteed Fund    Insurance contract     17     $        -   248,395       -           -      248,395    248,395        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======
  Fidelity Magellan Fund   Common stock fund      38     $        -   517,486       -           -      517,486    517,486        -
                                                  ==     ==========   =======      ==          ==    =========  =========   ======

See accompanying independent auditors' report.

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